UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

(Amendment No. 7 )*

VENTURE FINANCIAL GROUP, INC.
 (Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

NONE
(CUSIP Number)

12/31/05
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP NO. N/A	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON: VENTURE FINANCIAL GROUP, INC. EMPLOYEE STOCK OWNERSHIP PLAN ("KSOP") S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0 Shares
	6	SHARED VOTING POWER 631,082 Shares
	7	SOLE DISPOSITIVE POWER: 0 Shares
	8	SHARED DISPOSITIVE POWER 631,082 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    631,082 Shares - Under SEC rules, the KSOP is considered to beneficially own these shares with
Messrs. Manspeaker, Panowicz, and Martin as Trustees of the KSOP
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 8.74%
12	TYPE OF REPORTING PERSON*: EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 9 pages

CUSIP NO. N/A	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON: Jewell C. Manspeaker S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 35,639 Shares
	6	SHARED VOTING POWER 631,082 Shares
	7	SOLE DISPOSITIVE POWER: 35,639 Shares
	8	SHARED DISPOSITIVE POWER 631,082 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    666,721 Shares - Mr. Manspeaker disclaims beneficial ownership of the 631,082 shares considered beneficially held solely because of his role as a trustee of the KSOP.  Includes 17,550 shares which could be acquired by the exercised of stock options within in the next 60 days.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 9.24%
12	TYPE OF REPORTING PERSON*: IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 9 pages

CUSIP NO. N/A	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON: A. Richard Panowicz S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 153,783 Shares
	6	SHARED VOTING POWER 631,082 Shares
	7	SOLE DISPOSITIVE POWER: 153,783 Shares
	8	SHARED DISPOSITIVE POWER 631,082 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
   784,865 Shares - Mr. Panowicz disclaims beneficial ownership of the 631,082 shares considered beneficially held solely because of his role as a Trustee of the KSOP. Includes 4,650 shares which could be acquired by the exercised of stock options within in the next 60 days.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 10.87%
12	TYPE OF REPORTING PERSON*: IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 4 of 9 pages

CUSIP NO. N/A	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON: PATRICK L. MARTIN S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 126,210 Shares
	6	SHARED VOTING POWER 631,082 Shares
	7	SOLE DISPOSITIVE POWER: 126,210 Shares
	8	SHARED DISPOSITIVE POWER 631,082 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    757,292 Shares - Mr. Martin disclaims beneficial ownership of the 631,082 shares considered beneficially held solely because of his role as a Trustee of the KSOP. Includes 450 shares which could be acquired by the exercise of stock options within the next 60 days.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 10.49%
12	TYPE OF REPORTING PERSON*: IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 5 of 9 pages

Item	1 (a).	Name of Issuer:	VENTURE FINANCIAL GROUP, INC.

Item	1 (b).	Address of Issuer's Principal Executive Offices:
721 COLLEGE STREET SE
LACEY, WA 98503
P.O. BOX 3800
LACEY, WA 98509

Item	2 (a).	Name of Person Filing: The following persons are filing this Schedule 13G jointly:

VENTURE FINANCIAL GROUP, INC. EMPLOYEE STOCK OWNERSHIP PLAN ("KSOP")
JEWELL C. MANPSEAKER
A. RICHARD PANOWICZ
PATRICK L. MARTIN

Item 2 (b).		Address of Principal Business Office or, if none, Residence:
721 COLLEGE STREET SE
LACEY, WA 98503
P.O. BOX 3800
LACEY, WA 98509

Item	2 (c).	Citizenship: Individuals are all citizens of the UNITED STATES
KSOP organized under the laws of the State of Washington

Item	2 (d).	Title of Class of Securities: COMMON STOCK

Item	2 (e).	CUSIP Number:	NOT APPLICABLE

Item	3.	If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act;

(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act;

(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[X ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 6 of 9 pages

Item 4.		Ownership

	(a)	Amount Beneficially Owned:	631,082	Shares held by KSOP
			666,721	Shares held by Jewell C. Manspeaker
			784,865	Shares held by A. Richard Panowicz
			757,292	Shares held by Patrick L. Martin

	(b)	Percent of Class:	KSOP	8.74%
			Jewell C. Manspeaker	9.24%
			A. Richard Panowicz	10.87%
			Patrick L. Martin	10.49%

	(c)	Number of Shares as to which Such Person has:

	(1)	(2)	(3)	(4)
	Deemed to have	Deemed to have	Deemed to have Sole	Deemed to have Shared
	Sole Power to	Shared Power to	Power to Dispose or to	Power to Dispose or to
	Vote or to Direct	Vote or to Direct	Direct the Disposition	Direct the Disposition
	the Vote	the Vote
KSOP	0	631,082	0	631,082
MANSPEAKER	35,639	631,082	35,639	631,082
PANOWICZ	153,783	631,082	153,783	631,082
MARTIN	126,210	631,082	120,210	631,082

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on by the Parent Holding Company: NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group: NOT APPLICABLE

Item 9.	Notice of Dissolution of Group

Page 7 of 9 pages

Item 10.    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Patrick L. Martin	Date:
Patrick L. Martin, individually and as Trustee of the Venture	02/09/2006
Financial Group, Inc. Employee Stock Ownership Plan

/s/ Jewell C. Manspeaker	02/09/2006
Jewell C. Manspeaker, individually and as Trustee of the Venture
Financial Group, Inc. Employee Stock Ownership Plan

/s/ A. Richard Panowicz	02/09/2006
A. Richard Panowicz, individually and as Trustee of the Venture
Financial Group, Inc. Employee Stock Ownership Plan

See Exhibit 1: Joint Filing Agreement

Page 8 of 9 pages

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on their behalf of a statement on Schedule 13G (including amendment thereto) with respect to the common stock, no par value per share, of Venture Financial Group, Inc., a Washington corporation; and further agree that this Joint Filing Agreement be included as Exhibit 1 to the Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement this 9th day of February, 2006.

By: /s/ Jewell C. Manspeaker
Jewell C. Manspeaker, individually and as Trustee of the Venture Financial Group, Inc. Employee Stock Ownership Plan

By: /s/ A. Richard Panowicz
A. Richard Panowicz, individually and as Trustee of the Venture Financial Group, Inc. Employee Stock Ownership Plan

By: /s/ Patrick L. Martin
Patrick L. Martin, individually and as Trustee of the Venture Financial Group, Inc. Employee Stock Ownership Plan

Page 9 of 9 pages